SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                         AMENDMENT NO. 1
                               TO
                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                    IPALCO ENTERPRISES, INC.
                        (Name of Issuer)


                    IPALCO ENTERPRISES, INC.
             (Name of Person(s) Filing Statement)

              Common Stock, No Par Value Per Share
                 (Title of Class of Securities)

                            462613100
              (CUSIP Number of Class of Securities)

                          John R. Brehm
                  Vice President and Treasurer
                    IPALCO Enterprises, Inc.
                       One Monument Circle
                     Indianapolis, IN  46204
                         (317) 261-8261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                           Copies to:

                         Bryan G. Tabler
          Vice President, Secretary and General Counsel
                    IPALCO Enterprises, Inc.
                       One Monument Circle
                          P.O. Box 1595
                   Indianapolis, IN 46206-1595


                        February 28, 1997
(Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated February 28, 1997, relating to the tender offer by IPALCO Enterprises, Inc., an Indiana corporation (the "Company") to purchase up to 12,000,000 shares of common stock, no par value per share (the "Shares") at a price, net to the seller in cash, together with the associated common stock purchase rights, at not less than $29.00 per Share nor more than $34.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms used herein but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

Item 8.   Additional Information.

     Item 8(e) is hereby supplemented and amended as follows:

     On April 3, 1997, the Company issued a press release announcing the final results of the Offer which expired at 12:00 Midnight, New York City time, on March 27, 1997 and pursuant to which the Company accepted for payment 12,539,428 Shares at a price of $32.00 per Share. The Shares purchased pursuant to the Offer represent approximately 21.98% of the Shares outstanding as of February 28, 1997. The press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended by the addition of the following Exhibit:

     (a)(11)   Text of Press Release issued by the Company dated April
               3, 1997.

                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         IPALCO ENTERPRISES, INC.


                         By: /s/ John R. Brehm

                         Name:     John R. Brehm
                         Title:    Vice President and Treasurer




April 10, 1997

                          EXHIBIT INDEX

Exhibit
Number                     Description

(a)(11)   --   Text of Press Release issued by the
               Company dated April 3, 1997.